UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CSS Industries, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

125906107
(CUSIP Number)

Richard A. Bernstein Andrew D. Siegel Ribs Capital, LLC 18 Rockledge Road Rye, New York 10580 914-305-3190
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2019
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 125906107	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Ribs Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 798,273
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 798,273
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 798,273
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.02%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 125906107	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Purple Stream LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 798,273
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 798,273
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 798,273
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.02%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 125906107	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Richard A. Bernstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 798,273
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 798,273
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 798,273
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.02%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 125906107	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS Andrew Siegel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 900
	8	SHARED VOTING POWER 798,273
	9	SOLE DISPOSITIVE POWER 900
	10	SHARED DISPOSITIVE POWER 798,273
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 799,173
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.03%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 125906107	Page 6 of 8 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 (this “Amendment”) amends certain Items of the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 21, 2019 (the “Original 13D”) by Ribs Capital LLC, a Delaware corporation (“Ribs Capital”) and others relates to the common stock, $0.10 par value per share (the “Shares”), of CSS Industries, Inc., a Delaware corporation (the “Company”) by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed in the Original 13D and any amendments thereto.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares held by Ribs Capital were acquired with funds raised by Ribs Capital in a private placement that occurred in April 2019, which funds were raised solely for the purpose of acquiring Shares. The additional 134,474 Shares reported by this Amendment, now included in the aggregate 798,273 Shares held by Ribs Capital, were acquired in open market transactions at an aggregate purchase price of approximately $611,272 excluding commissions. The Shares are held by Ribs Capital in various brokerage accounts.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon

8,852,852 Shares outstanding, as of July 26, 2019, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2019. As of the close of business on November 4, 2019, the Reporting Persons beneficially owned 799,173 Shares, which represented 9.03% of the beneficial ownership of the Company.

The Reporting Persons interests are as follows:

Ribs Capital

(a)           As of the Closing of business on November 4, 2019, Ribs Capital beneficially owned 798,273 Shares, which represents 9.02% of the beneficial ownership of the Company.

(b)

1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 798,273
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 798,273

(c)           The transactions in the Shares by Ribs Capital during the past sixty days reported by this Amendment are set forth in Schedule A and are incorporated by reference herein.

(d)	None.

(e)	Not applicable.

CUSIP No. 125906107	Page 7 of 8 Pages

Purple Stream

(a)           As of the Closing of business on November 4, 2019, Purple Stream beneficially owned 798,273 Shares, which represents 9.02% of the beneficial ownership of the Company.

(b)

1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 798,273
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 798,273

(c)           Purple Stream did not make any transactions in the Shares during the past sixty days.

(d)	None.

(e)	Not applicable.

Richard A. Bernstein

(a)           As of the Closing of business on November 4, 2019, Mr. Bernstein beneficially owned 798,273 Shares, which represents 9.02% of the beneficial ownership of the Company.

(b)

1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 798,273
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 798,273

(c)           Mr. Bernstein did not make any transactions in the Shares during the past sixty days.

(d)	None.

(e)	Not applicable.

Andrew Siegel

(a)           As of the Closing of business on November 4, 2019, Mr. Siegel beneficially owned 799,173 Shares, which represents 9.03% of the beneficial ownership of the Company.

(b)

1.	Sole power to vote or direct vote: 900
2.	Shared power to vote or direct vote: 798,273
3.	Sole power to dispose or direct the disposition: 900
4.	Shared power to dispose or direct the disposition: 798,273

(c)           Mr. Siegel did not make any transactions in the Shares during the past sixty days.

(d)	None.

(e)	Not applicable.

CUSIP No. 125906107	Page 8 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 4, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing of this Amendment on behalf of each of them.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated November 4, 2019, between Ribs Capital, LLC, Purple Stream LLC, Richard A. Bernstein, and Andrew Siegel.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: November 4, 2019

RIBS CAPITAL, LLC
By: Purple Stream LLC, as Managing Member

By:	/s/ Richard A. Bernstein
Name:	Richard A. Bernstein
Title:	Manager

PURPLE STREAM LLC

By:	/s/ Richard A. Bernstein
Name:	Richard A. Bernstein
Title:	Manager

RICHARD A. BERNSTEIN

/s/ Richard A. Bernstein

ANDREW SIEGEL

/s/ Andrew Siegel

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities	Price Per Share	Date of Transaction
Purchase	134 shares	$4.7900	October 22, 2019
Purchase	1,436 shares	$4.42964	October 23, 2019
Purchase	658 shares	$4.7200	October 23, 2019
Purchase	2,067 shares	$4.5000	October 24, 2019
Purchase	5,000 shares	$4.4406	October 25, 2019
Purchase	9,405 shares	$4.34588	October 25, 2019
Purchase	10,000 shares	$4.44705	October 25, 2019
Purchase	26,565 shares	$4.47606	October 29, 2019
Purchase	6,379 shares	$4.46218	October 30, 2019
Purchase	6,733 shares	$4.45618	October 31, 2019
Purchase	13,536 shares	$4.48286	October 31, 2019
Purchase	4,473 shares	$4.64842	November 1, 2019
Purchase	7,505 shares	$4.7500	November 1, 2019
Purchase	4,010 shares	$4.64776	November 1, 2019
Purchase	30,000 shares	$4.66770	November 1, 2019
Purchase	6,573 shares	$4.67378	November 1, 2019